Exhibit 5.4

Erwin Thompson Faillers

ONE EAST LIBERTY, SUITE 424 POST OFFICE BOX 40817 RENO, NEVADA 89504 THOMAS P. ERWIN FRANK W. THOMPSON JEFF N. FAILLERS	TELEPHONE: (775) 786-9494 FACSIMILE: (775) 786-1180 erwin@renolaw.com www.renolaw.com

February 19, 2020

Hecla Mining Company

6500 North Mineral Drive

Suite 200

Coeur d’Alene, ID 83815-9408

Re:    Hecla Mining Company – 7.250% Senior Notes due 2028

Ladies and Gentlemen:

We have acted as Nevada counsel to Hecla Mining Company, a Delaware corporation (the “Company”), and its subsidiaries Klondex Gold & Silver Mining Company, a Nevada corporation, Klondex Midas Holdings Limited, a Nevada corporation, Klondex Holdings (USA) Inc.. a Nevada corporation, Klondex Aurora Mine Inc., a Nevada corporation, Klondex Hollister Mine Inc., a Nevada corporation, and Klondex Midas Operations Inc., a Nevada corporation, each a “Klondex Guarantor” and, collectively, the “Klondex Guarantors,” in connection with the preparation and filing of the Registration Statement on Form S-3 of the Company (the “Resale S-3”), filed on or about the date hereof with the Securities and Exchange Commission (the “Commission”), relating to the registration under the Securities Act of 1933, as amended (the “Act”), for resale from time to time by the selling noteholders, of up to $13,800,000 aggregate principal amount of the Company’s 7.250% Senior Notes due 2028 (the “Notes”) which were initially jointly and severally guaranteed on an unsecured basis (the “Guarantees”) by the entities identified as “Guarantors”, including the Klondex Guarantors (the “Guarantors”), under that certain Indenture dated as of February 19, 2020 (the “Base Indenture”), by and among the Company, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by that certain First Supplemental Indenture (the “First Supplemental Indenture”), dated as of February 19, 2020, by and between such parties (the Base Indenture, as supplemented by the First Supplemental Indenture, the “Indenture”). The Notes were acquired in a registered public offering by the selling noteholders, some of whom may be deemed to be affiliates of the Company.

In this regard we have examined the following documents:

1.    The Resale S-3.

2.    The Prospectus, dated February 19, 2020, included as part of the Resale S-3.

3.    The Indenture.

4.    The notation of guarantee representing the Guarantees of the Klondex Guarantors, dated February 19, 2020 (collectively, the “Guarantee”).

5.	The global certificates representing the Notes.

6.    The Articles of Incorporation, the Bylaws and the corporate records of each Klondex Guarantor as filed in the minute book of such Klondex Guarantor.

February 19, 2020

7.    The records of the Office of the Secretary of State of the State of Nevada.

8.     The Certificate of Existence with Status in Good Standing for each Klondex Guarantor issued by the Office of the Secretary of State of the State of Nevada on February 6, 2020.

The documents described in 1 to 5 above are collectively referred to as the “Transaction Documents”.

In addition, we have examined the originals, or copies certified to our satisfaction, of the records of public officials and the records and certificates of the offices of each Klondex Guarantor as we deemed necessary as a basis for our opinions. In such examination, we have assumed the conformity with the originals of all documents submitted to us as copies, the authenticity of such documents and the genuineness and authorization of all signatures.

We have reviewed and our opinions are limited to the laws of: (a) the State of Nevada; and (b) the United States. Except as expressly stated in this opinion, we have not been called upon to review, nor have we reviewed, or to render any opinion regarding the laws of any other jurisdiction, or any federal securities laws or tax laws (including laws governing sales and use taxes) or regulations in connection with the transactions contemplated by the Transaction Documents, and, except as specifically stated in this opinion, we express no opinion whatsoever as to the effect such laws or regulations may have upon the transactions contemplated by the Transaction Documents.

Our opinions are subject to the following qualifications:

A.    We express no opinion as to any law other than the laws of the State of Nevada.

B.    This opinion is rendered as of the above date, and we do not undertake to advise you of any matters which may come to our attention after the above date which may affect the opinions expressed in this letter.

Based upon and subject to the foregoing, we are of the opinion that:

1.    Each Klondex Guarantor is a corporation duly incorporated and validly existing under the laws of the State of Nevada and is in good standing under the laws of the State of Nevada.

2.    Each Klondex Guarantor has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets.

3.     Each Klondex Guarantor has authorized the execution and delivery of the Guarantee to which it is a party and the Transaction Documents to which it is a party and the performance of its obligations under the Guarantee and the Transaction Documents to which it is a party. Each Klondex Guarantor has duly executed and delivered the Guarantee to which it is a party and the other Transaction Documents to which it is a party.

4.    No authorization, consent, permit, or approval of, other action by, filing with, or notice to, any governmental agency or authority, regulatory body, court, tribunal, or other similar entity having jurisdiction is required in connection with the execution and delivery by each Klondex Guarantor of the Transaction Documents to which it is a party and the consummation of the transactions contemplated thereby.

February 19, 2020

5.    The execution, delivery, and performance by each Klondex Guarantor of its obligations under each Transaction Document to which it is a party do not and will not breach or result in a default under:

(a)    its Articles of Incorporation and Bylaws, or

(b)    any law, statute, rule, or regulation to which it is subject.

This opinion is intended solely for the information and benefit of the Company and its successors-in-interest, and is not to be relied upon by any other person or for any other purpose or quoted in whole or in part or otherwise referred to in any document filed or to be filed with any governmental or other administrative agency or other person for any purpose without the prior written consent of this firm unless compelled by applicable law.

We do not assume, and we explicitly disclaim, any responsibility to advise any person who is permitted to rely on any opinion expressed in this letter as specified in this paragraph of any change of law or fact that may occur after the date of this opinion letter even though such change may affect the legal analysis, a legal conclusion or any other matter stated in or relating to this opinion letter. Accordingly, any person relying on this opinion letter at any time should seek advice of such person’s counsel as to the proper application of this opinion letter at such time.

We consent to the filing of this opinion with the Commission as an exhibit to the Resale S-3. In giving the foregoing consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Erwin Thompson Faillers